UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2011

Commission File Number: 001-35145

NETQIN MOBILE INC.
No. 4 Building
11 Heping Li East Street
Dongcheng District
Beijing 100013
The People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETQIN MOBILE INC.
By:	/s/ Henry Yu Lin
	Name:	Henry Yu Lin
	Title:	Chairman and Chief Executive Officer
Date: August 9, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding second quarter 2011 financial results

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